UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34876 / April 3, 2023

In the Matter of

JPMORGAN PRIVATE MARKETS FUND
J.P. MORGAN INVESTMENT MANAGEMENT INC.
J.P. MORGAN INSTITUTIONAL INVESTMENTS INC.

277 Park Avenue, 21st Floor
New York, New York 10172

(812-15424)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

JPMorgan Private Markets Fund, J.P. Morgan Investment Management Inc. and J.P. Morgan
Institutional Investments Inc., filed an application on January 19, 2023, requesting an order
under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an exemption
from sections 18(a)(2), 18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of the Act
granting an exemption from rule 23c-3 under the Act; and pursuant to section 17(d) of the Act
and rule 17d-1 under the Act. The order permits certain registered closed-end management
investment companies to issue multiple classes of shares and to impose asset-based service
and/or distribution fees, and early withdrawal charges.

On March 6, 2023, a notice of the filing of the application was issued (Investment Company Act
Release No. 34846). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution asset-based service and/or distribution fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of JPMorgan Private Markets Fund, J.P. Morgan Investment Management Inc. and J.P. Morgan Institutional Investments Inc. (File No. 812-15424),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based service and/or distribution fees is approved, effectively immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

        Sherry R. Haywood
        Assistant Secretary